RMS

SEC

18006748

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
|---|
| 8-68040 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gotham Capital Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Ave #300

(No. and Street)

| New York | NY | 10170 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McPhedran (212) 297-6286

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe J Chalmers CPA, PC

(Name – *if individual, state last, first, middle name*)

| 2 Hartsdale St. | St. James | NY | 11780 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2018
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





BW

## OATH OR AFFIRMATION

I, David McPhedran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gotham Capital Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________
Signature

Managing Partner
Title

______________________________
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GOTHAM CAPITAL ADVISORS, LLC

## FINANCIAL STATEMENTS
## AND SUPPLEMENTAL INFORMATION

**For the Year Ended December 31, 2017**
**With Report of Independent Registered Public Accounting Firm**

GOTHAM CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS

MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

**Report of Independent Registered Public Accounting Firm**

To the Member of
Gotham Capital Advisors, LLC

I have audited the accompanying financial statements of Gotham Capital Advisors, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).

In my opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Monroe J Chalmers CPA PC

St. James, New York
March1 1, 2018

# GOTHAM CAPITAL ADVISORS, LLC
## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2017

| | |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Checking/Savings | |
| Chase | $10,366 |
| Web CRD | 123 |
| Total Checking/Savings | 10,489 |
| Total Current Assets | 10,489 |
| **TOTAL ASSETS** | $10,489 |
| Total Equity | $10,489 |
| **TOTAL LIABILITIES & EQUITY** | $10,489 |

The accompanying notes are an integral part of these financial statements.

# GOTHAM CAPITAL ADVISORS, LLC
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| Ordinary Income/Expense | |
| Income | |
| Consulting/Retainer | $5,000 |
| Total Income | 5,000 |
| Expense | |
| Commissions | 3,500 |
| Professional Fees | 12,600 |
| Registration Fees | 624 |
| Accounting | 5,500 |
| Fidelity Bond Insurance | 576 |
| Miscellaneous | 87 |
| Total Expense | 22,887 |
| Net Loss | -$17,887 |

The accompanying notes are an integral part of these financial statements.

GOTHAM CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| Balance - December 31, 2016 | $ | 9,476 |
| Member's capital contributions | | 18,900 |
| Net income | | (17,887) |
| Balance - December 31, 2017 | $ | 10,489 |

The accompanying notes are an integral part of these financial statements.

GOTHAM CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| OPERATING ACTIVITIES | |
| Net Loss | -$17,887 |
| Net cash used by Operating Activities | -17,887 |
| FINANCING ACTIVITIES | |
| Paid In Capital | 18,900 |
| Net cash provided by Financing Activities | 18,900 |
| Net cash increase for period | 1,013 |
| Cash at beginning of period | 9,476 |
| Cash at end of period | $10,489 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Organization and nature of business

Gotham Capital Advisors, LLC (the "Company"), is a broker-dealer registered with the Security and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on May 21, 2008 as a Washington State Limited Liability Company. The Company offers merger and acquisition advisory services and helps clients raise capital via private placements.

## Note 2 - Significant accounting policies

### Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

### Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

### Accounts receivable

The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

### Revenue recognition

Service fee revenue is recognized as it is earned. Other revenue, such as commissions and advisory fees are recognized when received. Use of this method, for other revenue, does not result in a material difference from the accrual method required by generally accepted accounting methods.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

**Note 2 - Significant accounting policies (continued)**

Expense reimbursements

During the normal course of business, the Company enters into various contracts that may include a reimbursement for expenses or regulatory fees incurred while performing services under that contract. These reimbursements are recorded as a reduction of the corresponding expense when received.

Subsequent Events

The Company has evaluated subsequent events through March 1, 2018, which is the date the financial statements were available to be issued.

Expense Sharing

The Company has entered into an Expense Sharing Agreement with a related company whereby the related company covers the Company's monthly office rental expense.

**Note 3 - Liabilities subordinated to claims of general creditors**

There were no liabilities subordinated to claims of general creditors at December 31, 2017.

**Note 4 - Concentrations of credit risk**

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2017

**Note 5 - Net capital requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $10,366 which was $5,366 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1. The company has entered into an Expense Sharing Agreement with a related company whereby the related company covers the Company's monthly rental expense.

**Note 6 – Income Taxes**

The Company is a limited liability company and, as such, is not a taxpaying entity for federal and state income tax purposes. The income of the Company is reported by the members on their respective returns. Accordingly, no provision for federal or state income taxes or income tax recoveries is recorded in the financial statements of the Company as of December 31, 2017. The Company is subject to New York City unincorporated business tax.

**Note 6 – Income Taxes (continued)**

Uncertain tax positions - The Company adopted the provisions of "*Accounting for Uncertainty in Income Taxes*" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under *Accounting for Uncertainty in Income Taxes*, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2017, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The tax returns are open to examination by taxing authorities for the years after 2014.

SCHEDULE I

GOTHAM CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

| | |
|---|---|
| Allowable capital: | |
| Total member's equity | $ 10,489 |
| Less non-allowable assets: | |
| Prepaid expenses and other assets | 123 |
| Total non-allowable assets | 123 |
| Net capital before haircuts on securities | 10,366 |
| Haircuts on securities | - |
| Net capital | $ 10,366 |
| Aggregate indebtedness | $ - |
| Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregated indebtedness) | $ 5,000 |
| Excess net capital | $ 5,366 |
| Ratio: Aggregate indebtedness to net capital | - |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

GOTHAM CAPITAL ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

GOTHAM CAPITAL ADVISORS, LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2017

Gotham Capital Advisors, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. & 240.17.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. & 240-17a-5(d)(1) and (4). To the best of its knowledge and belief for the year ended December 31, 2016, the Company states the following:

(1) The Company has identified the provisions in paragraph (k) of SEC Rule 15c3-3 (the "exemption provisions") under which Gotham Capital Advisors, LLC claimed an exemption from SEC Rule 15c3-3 as (k)(2)(i); and

(2) The Company met the identified exemption provision throughout the most recent fiscal
year without exception.

David McPhedran

Gotham Capital Advisors, LLC

I, David McPhedran, affirm that, to my best knowledge and belief, the exemption report is true and correct.

By: David McPhedran Signature: ____________________

Managing Director

MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

**Report of Independent Registered Public Accounting Firm**

The Member of
Gotham Capital Advisors, LLC

I have reviewed management's statements, included in the accompanying exemption report, in which (1) Gotham Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Gotham Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) ("the exemption provisions") and (2) Gotham Capital Advisors, LLC stated that Gotham Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Gotham Capital Advisors, LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gotham Capital Advisors, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Monroe J Chalmers CPA PC

St. James, New York
March 1, 2018